Exhibit 1

PRESS RELEASE

Gentium Withdraws New Drug Application for Defibrotide

VILLA GUARDIA (COMO), Italy, August 17, 2011 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that it has voluntarily withdrawn the New Drug Application (NDA) for Defibrotide following recent correspondence from the United States Food and Drug Administration (FDA) identifying numerous “Refuse to File” issues regarding the Company’s NDA submission.

In their initial review, the FDA raised concerns regarding the completeness of the datasets for both the treatment and prevention studies.  The FDA requested that the Company conduct additional quality reviews of the original datasets and databases.  The FDA also requested additional details regarding the conduct and monitoring of the trials by the independent review committee.

 “Given the number of issues raised by the FDA and the short deadline we have to address such issues, we felt that it was appropriate to voluntarily withdraw our NDA submission for Defibrotide,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A.  Dr. Islam added, “It is our plan to address these concerns as quickly as possible and to work closely with the FDA to provide an updated and complete NDA.”

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the ability to use existing study trial results or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Khalid Islam
Chairman and Chief Executive Officer
Email: kislam@gentium.it
Phone: +39 031-385-208

or

The Trout Group
Christine Labaree,
Email:clabaree@troutgroup.com
Phone: +1 646-378-2951